Exhibit 99.2

AC Immune SA

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Reymond & Associés as independent proxy, and hereby authorizes it to represent and to vote, as directed below, all the common shares of AC Immune SA that the undersigned is entitled to vote at the Annual General Meeting to be held at 2:30 P.M. Central European Summer Time on June 20, 2024 at EPFL Innovation Park, Building F, Ground Floor, Room Luna, 1015 Lausanne, Switzerland. This proxy, when properly executed, will be voted as the undersigned directs herein. **If no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote "FOR" on all agenda items listed below. If a new agenda item or a new proposal for an existing agenda item is put before the Annual General Meeting and no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote in accordance with the position of the Board of Directors. Votes submitted electronically must be received by 11:59 P.M., Eastern Standard Time on June 18, 2024. If you plan to vote by email or mail to the independent proxy, in order to assure that your votes are tabulated in time to be voted at the Annual General Meeting, you must submit your proxy card so that it is received by 10 A.M., Central European Summer Time on June 20, 2024.**

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A **Proposals - The Board of Directors of the Company recommends that you vote your shares "FOR" Agenda Items 1-6.4.**

	For	Against	Abstain
1. Approval of 2023 Financial Statements and Compensation Report			
1.1. Approval of 2023 IFRS Consolidated Financial Statements, 2023 Statutory Financial Statements	☐	☐	☐
1.2. Advisory vote on the 2023 Compensation Report	☐	☐	☐
2. Appropriation of Losses	☐	☐	☐
3. Discharge of the Members of the Board of Directors and the Executive Committee	☐	☐	☐
4. Compensation for the Members of the Board of Directors and the Executive Committee			
4.1. Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2024 to AGM 2025	☐	☐	☐
4.2. Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the Calendar Year 2025	☐	☐	☐

5. Re-Elections

5.1. Re-elections of Members of the Board of Directors

	For	Against	Abstain
5.1.a Douglas Williams as Member and Chair	☐	☐	☐
5.1.b Monika Bütler	☐	☐	☐
5.1.c Carl June	☐	☐	☐
5.1.d Werner Lanthaler	☐	☐	☐
5.1.e Andrea Pfeifer	☐	☐	☐
5.1.f Monica Shaw	☐	☐	☐
5.1.g Roy Twyman	☐	☐	☐

5.2. Re-elections of Members of the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain
5.2.a Monika Bütler	☐	☐	☐
5.2.b Roy Twyman	☐	☐	☐
5.2.c Douglas Williams	☐	☐	☐

***Please see reverse side for additional proposals and required signature.**

1UPX 615550 +

0405UC

2024 Annual General Meeting of AC Immune SA

Dear Shareholders of AC Immune SA,

We would like to invite you to the Annual General Meeting ("AGM") of the shareholders of AC Immune SA ("Company") to be held at EPFL Innovation Park, Building F, Ground Floor, Conference Room Luna, 1015 Lausanne, Switzerland, on 20 June 2024 at 2:30 pm Central European Summer Time. Various items are being proposed by the Board of Directors for approval by the shareholders at the AGM.

Shareholders holding shares as of 13 May 2024 at 4PM US Eastern Time and who have not sold their shares prior to the AGM are eligible to vote their shares at the AGM.

The agenda and related information are included in the Invitation of the Annual General Meeting 2024 ("Invitation"), which is published in the Swiss Official Gazette of Commerce on 21 May 2024, is sent to the shareholders registered with Computershare Trust Company N.A. on 13 May 2024 and is also available for downloading on the Company's website at: https://ir.acimmune.com/events/agm.

In person attendance:

If you choose to attend the AGM in person, please observe the instructions set out in the Organizational Notes contained in the Invitation.

Representation by the Independent Proxy:

If you do not wish to instruct the Independent Proxy electronically (see the front page of the proxy card), alternatively, this document may also serve as your individualized Proxy Card to issue instructions by email or mail. Please find further instructions in the Organizational Notes in the Invitation.

Other representation:

A shareholder may also be represented by a representative at the AGM. For such instances, please review the Organizational Notes contained In the Invitation.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via Internet or by making your choices on this proxy card and then signing, dating and mailing it, in all cases following the instructions in the Invitation (see section "Organizational notes").

Sincerely,

AC Immune SA

▼ IF VOTING BY MAIL, OR ATTENDING IN PERSON, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Card - AC Immune SA

	For	Against	Abstain		For	Against	Abstain
5.3. Re-election of PricewaterhouseCoopers SA (Pully) as statutory auditors	☐	☐	☐	**5.4.** Re-election of Reymond & Associés (Lausanne) as independent proxy	☐	☐	☐
6. Changes in the Articles of Association							
6.1. Capital band (Article 3a)	☐	☐	☐	**6.2.** Increase of conditional share capital for employee-benefit plans (Article 3c paras. 1 and 3)	☐	☐	☐
6.3. Changes related to the share register (Article 4 paras. 2, 3, 4, 5 and 6)	☐	☐	☐	**6.4.** Other changes	☐	☐	☐

If a **new agenda item** or a **new proposal for an existing agenda item** is put before the meeting, **I/we hereby** authorize and **instruct the independent proxy** to vote as follows: In accordance with the position of the Board of Directors ☐ Against new items and proposals ☐ Abstain ☐

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting to vote in person. ☐

C Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

Date (mm/dd/yyyy) — Please print date below.

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Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.